November 5, 2019

Mark A. Goldsmith
Chief Executive Officer
Revolution Medicines, Inc.
700 Saginaw Drive
Redwood City, CA 94063

       Re: Revolution Medicines, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted October 31, 2019
           CIK No. 0001628171

Dear Dr. Goldsmith:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
October 16, 2019 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1. We note your revised disclosure on page 1 and throughout in response to comment 1 that
       RMC-4630 is a potent and selective inhibitor of SHP2, "based on preclinical evidence described in this prospectus." Please provide a summary of the preclinical studies in the prospectus summary, including the range of results observed, a description of how the test was conducted and the number of tests conducted. Similarly, on page 103, please revise to include a summary of the preclinical study conducted with RMC-4530, including the range of results observed, how the test was conducted and the number of tests conducted.
 Mark A. Goldsmith
Revolution Medicines, Inc.
November 5, 2019
Page 2
Certain relationships and related party transactions
Transactions with Sanofi, page 174

2. Please include the disclosure required by Item 404 of Regulation S-K for the Quality
         Agreement and Clinical Supply Agreement with Sanofi, including the approximate dollar value of the amount involved with these agreements.
        You may contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071
if you have questions regarding comments on the financial statements and related matters. Please contact Bonnie Baynes at 202-551-4924 or Lisa Vanjoske at 202-551-3614 with any other questions.



FirstName LastNameMark A. Goldsmith                        Sincerely,
Comapany NameRevolution Medicines, Inc.
                                                           Division of
Corporation Finance
November 5, 2019 Page 2                                    Office of Life
Sciences
FirstName LastName